Exhibit 12.1

EMC CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
Computation of Earnings:
Income before provision for taxes and cumulative effect of a change in accounting principle	$3,249,270	$2,607,983	$1,374,576	$1,600,225	$1,962,631
Fixed charges	271,753	267,992	280,664	272,602	258,058

Total earnings	$3,521,023	$2,875,975	$1,655,240	$1,872,827	$2,220,689

Computation of Fixed Charges:
Interest expense	$170,466	$178,345	$182,499	$176,355	$169,794
Estimate of interest within rental expense(1)	101,287	89,647	98,165	96,247	88,264

Total fixed charges	$271,753	$267,992	$280,664	$272,602	$258,058

Ratio of Earnings to Fixed Charges	12.96x	10.73x	5.90x	6.87x	8.61x

(1)	Estimate of interest within rental expense is calculated under the assumption that 1/3 of rent expense is representative of interest costs.